Exhibit 99.52

Interim Preliminary Work Papers Relating to Property Valuations

Delivered by the Independent Valuer

to the Supervisor on September 16, 2011

The following are interim preliminary work papers with respect to property valuations submitted by the independent valuer to the supervisor for its review and verification and were not intended to, and did not, reflect the final work product or advice or conclusions of the independent valuer.

The tables that follow also include a summary of projections that were utilized by the independent valuer in calculating the exchange values reflected in these preliminary work papers. The projections included in these interim preliminary work papers were not final and were being prepared solely for the purpose of determining the relative values among the subject LLCs, the private entities and the management companies and to establish exchange values to facilitate the consolidation and should not be relied upon for any other purpose, including without limitation, as an indicator of future performance of the company, the properties, the subject LLCs or the private entities. The final projections used in preparing the exchange values are included as Appendix C-1 to the prospectus/consent solicitation. The projections should not be relied upon in determining the market value or the estimated value of the company after giving effect to the consolidation and the IPO. The actual performance of the properties may be materially different from these projections because of changes in market conditions and many other factors.

Neither the subject LLCs nor the supervisor as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and the supervisor is especially reluctant to disclose projections for extended periods due to the unpredictability of the underlying assumptions and estimates. The projections with respect to the properties were presented by the independent valuer based on the information provided by management of the supervisor and analysis performed by the independent valuer and reviewed and approved by management of the supervisor.

These projections were not prepared in accordance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus/consent solicitation are cautioned not to place undue reliance on the prospective financial information. Neither the company’s independent registered public accounting firm nor any other independent accountants have examined, compiled or otherwise applied procedures to the projections presented herein or express an opinion or any other form of assurance on them. The summary of the projection is being included in this prospectus/consent solicitation solely because the projections were used by the independent valuer in calculating the illustrative exchange values using the discounted cash flow method to allocate residual value.

The projections were based on numerous assumptions that may prove to be wrong. Important factors that may affect actual results and cause the projections to not be achieved include, but are not limited to, risks and uncertainties relating to the company and other factors described under “Risk Factors” and “Forward-Looking Statements.” The projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the projections. Accordingly, there can be no assurance that the projections will be realized.

Certain of the prospective financial information set forth herein may be considered non-U.S. GAAP financial measures. The independent valuer believed this information could be useful in valuing the properties. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures may not be comparable to similarly titled amounts used by other companies.

The inclusion of the summary of the projections in this prospectus/consent solicitation should not be regarded as an indication that any of the company, the subject LLCs or the supervisor or their respective affiliates, advisors or representatives considered the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the company, the subject LLCs or the supervisor or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the company, the supervisor and the subject LLCs intend to make publicly available any update or other revision to the projections. None of the company, the supervisor and the subject LLCs or their respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any participant or other person regarding the company’s or the subject LLCs ultimate performance compared to the information contained in the projections or that forecasted results will be achieved. None of the subject LLCs, the private entities, the management companies or any of their affiliates has made any representation to the company concerning the projections.

Project Legacy: D&P DRAFT Real Property Valuation

Property	Ownership	Fee Simple Value (10 Year Hold)	Leasehold Value (Land)	Leased Fee Value (Building)
112 W 34th Street	Intra Party GL	N/A	$188,000,000	$186,000,000
OGCP	Intra Party GL	N/A	$399,000,000	$231,000,000
250 W 57th Street	Intra Party GL	N/A	$168,000,000	$160,000,000
501 7th Avenue	Intra Party GL	N/A	$86,000,000	$103,000,000
ESB	Intra Party GL	N/A	$1,491,000,000	$1,026,000,000
1333 Broadway	Fee Simple	$172,000,000	N/A	N/A
1350 Broadway	3rd Party GL	N/A	N/A	$234,000,000
1359 Broadway	Fee Simple	$180,000,000	N/A	N/A
1400 Broadway	3rd Party GL	N/A	N/A	$340,000,000
500 Mamaroneck	Fee Simple	$44,000,000	N/A	N/A
First Stamford Place	Fee Simple	$260,000,000	N/A	N/A
10 Bank	Fee Simple	$44,000,000	N/A	N/A
Metro Center	Fee Simple	$140,000,000	N/A	N/A
Merrittview	Fee Simple	$40,000,000	N/A	N/A
10 Union Square	Fee Simple	$45,000,000	N/A	N/A
East/West Manhattan	Fee Simple	$45,000,000	N/A	N/A
Gotham Retail	Fee Simple	$28,000,000	N/A	N/A
66-69 Main Street	Fee Simple	$19,000,000	N/A	N/A
103-107 Main Street	Fee Simple	$5,000,000	N/A	N/A

D&P DRAFT-FOR DISCUSSION PURPOSES ONLY